

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2020

<u>Via E-mail</u>
Richard N. Robuck
Chief Financial Officer
Oasis Midstream Partners LP
1001 Fannin Street, Suite 1500
Houston, TX 77002

Re: **Oasis Midstream Partners LP**
Form 10-Q for the Quarterly Period Ended September 30, 2019
Exhibit No. 10.2 – Crude Oil Gathering Agreement by and among Oasis Petroleum Permian LLC, Oasis Petroleum Marketing LLC and Panther DevCo LLC, dated as of November 1, 2019
Exhibit No. 10.3 – Produced Water Gathering and Disposal Agreement by and between Oasis Petroleum Permian LLC and Panther DevCo LLC, dated as of November 1, 2019
Filed November 6, 2019
File No. 001-38212

Dear Mr. Robuck:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance